

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Mark A. Wilcox
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890

      Re: Selective Insurance Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 12, 2020
          Form 10-Q for the Quarterly Period Ended September 30, 2020
          Filed October 29, 2020
          File No. 001-33067

Dear Mr. Wilcox:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Finance